PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN CONTINUES TO ENCOUNTER SIGNIFICANT GOLD INTERCEPTS
IN RESOURCE AND EXPLORATION DRILLING

Vancouver, British Columbia, June 2, 2011 - Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce the latest assay results from its Esaase Project drilling programs in southwest Ghana. In its resource infill drilling program, Keegan has encountered significant, consistent gold intercepts including 138 m of 1.63 g/t Au (KGRC010), 116 m of 1.4 g/t Au (KEDD987), 85 m of 1.4 g/t Au (KERC976), and 43 m of 1.89 g/t Au (KERC982). In its Main Zone resource expansion program, Keegan continues to encounter significant gold bearing intercepts in down dip step-out holes, including 100.9 meters of 1.64 g/t Au (KEDD956), 48 meters of 1.83 g/t Au (KEDD965), 155 meters of 0.64 g/t Au (KEDD974) and 10 meters of 6.01 g/t Au (KEDD953). At the D-1 Zone, Keegan drilled 38 meters of 1.79 g/t Au (KGDD038) down dip from the current resource. At the E zone, recently discovered under alluvial cover (see NR dated January 21, 2011), Keegan intercepted 26 meters of 1.23 g/t Au (KEDD988). In a hole drilled 400 m to the north of the current extent of the Main Zone resource, Keegan intercepted 6 meters of 5.55 g/t (KGRC030). Keegan currently has over 88 drill holes pending assay and is continuing its aggressive development and exploration drill programs. For detailed listing of intercepts see Tables 1 and 2. Please see www.keeganresources.com for a drill hole location map and sections.

President and CEO Maurice Tagami states, "We are pleased with these new drill results as they show the strength and consistency of mineralization within the current resource as well as the potential of adding to the Esaase resource through resource expansion and the exploration of new zones. We are well financed and expect to continue the aggressive pace of our exploration and development programs throughout 2011, while at the same time progressing and expanding our community engagement and environmental permitting programs".

Table 1: Recent results from Keegan's Resource Infill program.

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KEDD949	3	40	37	1.4	KERC991	125	175	50	1.44
including	38	39	1	32.4	including	155	156	1	14.15
KEDD949	86	135	49	1.12	KERC993	0	26	26	2.23
KEDD949	212.8	234	21.2	1.14	including	1	2	1	23.8
including	231	232	1	11.2	KERC993	73	104	31	0.89
KERC976	98	183	85	1.4	KERC993	125	183	58	0.94
including	132	133	1	52.7	KERC994	11	21	10	0.6
KERC978	11	17	6	0.53	KERC994	33	121	88	0.64
KERC978	72	134	62	1.3	KERC996	2	18	16	0.87
KERC979	0	16	16	1.07	KERC996	90	181	91	1.06
KERC979	27	41	14	3.29	KERC997	12	67	55	0.78
including	31	32	1	32.8	KERC997	77	114	37	1.38
KERC979	82	94	12	2.16	KEDD998	101	106	5	1.56
KERC979	108	118	10	1.19	KERC999	3	12	9	0.91
KERC979	138	200	62	1.3	KGRC001	7	71	64	1.65
KERC980	51	72	21	2.66	KGRC002	8	45	37	0.97
including	65	66	1	11.85	including	45	46	2	17.75
including	70	71	1	14.3	KGRC003	1	54	53	1.18
KERC981	4	22	18	1.12	KGRC004	3	26	23	0.88
KERC981	69	174	105	0.73	KGRC004	37	62	25	1.18
KERC982	10	42	32	0.99	KGRC004	96	109	13	0.71
KERC982	81	94	13	0.68	KGRC005	2	160	158	1.58
KERC982	127	134	7	0.7	including	36	38	2	16.03
KERC982	148	191	43	1.89	KGRC006	3	94	91	0.76
including	159	160	1	21.7	KGRC007	82	159	77	1.21
and	183	184	1	17.9	KGRC007	4	35	31	1.15
KERC983	7	12	5	0.742	KGRC008	1	6	5	1.81
KERC983	26	40	14	1.44	KGRC008	78	119	41	1.47
KERC983	102	129	27	0.61	KGRC009	6	76	70	1.04
KERC983	164	195	21	1.2	including	75	76	1	12.95
KERC984	16	44	28	1.12	KGRC009	102	108	6	0.75
including	34	35	1	11.9	KGRC009	154	159	5	0.77
KERC984	87	185	98	1.21	KGRC010	1	53	53	3.09
including	111	112	1	10.15	including	36	37	1	46.5
and	179	180	1	12.7	and	44	46	2	17.75
and	181	182	1	11.5	KGRC010	68	80	12	0.91
KERC986	73	104	31	0.87	KGRC010	89	136	47	1.04
KERC986	158	177	21	1.18	KGRC024	3	65	62	0.83
KERC987	0	116	116	1.4	KGRC024	106	127	21	0.96
including	86	87	1	11.65	KGRC025	16	72	56	1.28
and	88	89	1	15.65	including	31	32	1	26.5
and	91	92	1	23.4	KGRC025	113	144	31	1.75
KERC989	45	91	46	1.18	KGRC025	192	200	8	0.72
KERC989	103	139	36	1.07	KGRC026	102	116	14	1.39
KERC990	19	33	14	1.35	KGRC026	5	15	10	0.63
KERC990	47	116	69	0.98	KGRC026	41	86	45	0.99
KERC991	33	39	6	1.39	KGRC026	156	165	9	0.64
KERC991	79	115	36	0.61

Table 2. Recent results from Keegan's Resource Expansion and Exploration program.

Main zone resource expansion holes					Main zone resource expansion holes (cont.)
Hole ID	From	To	Width	Grade	KEDD970	434	458	24	0.95
KEDD951	131	138	7	0.7	KEDD971	155	169	14	0.8
KEDD951	147	161.2	14.2	0.52	KEDD971	253	271	18	0.73
KEDD951	226	308.3	82.3	1.13	KEDD972	127	161	34	1.46
including	291	292	1	20.1	including	150	151	1	28.3
including	304	305	1	15.35	KEDD973	493	505	12	2.56
KEDD951	174	179	5	1.03	including	493	494.1	1.1	25.1
KEDD952	311.1	324.9	13.8	1.94	KEDD974	349.6	378	28.4	0.75
KEDD952	89	97	8	0.94	KEDD974	349.6	505	155.4	0.64
KEDD953	283	293	10	6.1	KEDD975	169	188	19	0.92
including	290	292.1	2.1	26.2	KEDD975	384	412	28	0.53
KEDD953	329	340	11	1.13	KEDD977	200	244.3	44.3	1.04
KEDD954	279	285	6	3.38	including	235	236	1	17.95
KEDD955	210.1	231	20.9	1.67	KEDD977	270	306	36	1.19
including	214	215.2	13.4	1.2	KGDD021	382	397	15	2.56
KEDD955	245	269	24	0.88	including	387	388	1	11.05
KERC956	4	15	11	0.55	KGRC021	84	89	5	1.12
KEDD956	320	325	5	3.44	KGDD040	6	26	20	0.9
including	321	322	1	13.75	KGDD040	51.3	60	8.7	0.97
KEDD956	369	387	18	0.85	KGDD040	178	199	21	1.03
KEDD956	439.1	540	100.9	1.64	KGDD040	239	246	7	1.71
including	500	501	1	52.8	KGDD040	317	323	6	3.5
KEDD959	297	336	39	1.49	including	317	318	1	18.4
including	303.1	304	0.9	11.5	KGDD047	489	529	40	0.85
KEDD959	351	378	27	3.04	KGDD047	563	576	13	1.06
including	364	365	1	19.45	D-1(abuabo) resource expansion intercepts
including	366	367	1	13.85	Hole ID	From	To	Width	Grade
KEDD960	421	427	6	1.56	KGDD037	231	245	14	1.55
KEDD960	477	498	21	2.07	KGDD038	241	279	38	1.79
including	484	485.1	1.1	18.15	including	253	254	1	12.15
KEDD960	550	566.7	16.7	1.89	KGDD039	286.3	326	40	0.61
KEDD961	360	377	17	0.52	E zone exploration holes
KEDD961	324	334	10	1.21	Hole ID	From	To	Width	Grade
KEDD965	104	113.1	9.1	1.76	KEDD985	87.2	100	12.8	0.83
KEDD969	233	276	43	1.34	KEDD988	7	15	8	1.4
KEDD965	288.3	309	20.7	0.75	KEDD988	40	66	26	1.23
KEDD965	379	392	13	5.07	KEDD992	74	80	6	1.25
including	385	386	1	61.1	Northern Extension exploration holes
KEDD965	422	460	48	1.83	Hole ID	From	To	Width	Grade
including	428.2	429.1	0.9	12.65	KGRC020	58	64	6	1.36
KEDD965	491	512	21	1.63	KGRC030	85	91	6	5.55
including	493	494	1	25.1	including	89	90	1	30.7
KEDD966	444	478	34	1.53
including	476	478	2	14.73

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all core is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were mostly calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than eight consecutive samples (eight meters) of less than 0.2 g/t Au. Mineralization in the main zone strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. Intercepts are calculated using a 0.5 g/t lower cutoff over at least 5 meters. The intercepts reported in this release were only those with grade-widths above 8 g/t times meter. Those above 20 g/t * meter are shown in bold, italicized font. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20‐F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN RESOURCES INC.

ON THE ROAD TO PRODUCTION

ESAASE PROJECT: NEW DRILL RESULTS - MAY 2011

NORTHERN EXTENSION EXPLORATION HOLES
KGRC030
KGDD038
D-1 (ABUABO) RESOURCE EXPANSION PROGRAM
B
B1
KEDD953
KEDD956
MAIN ZONE RESOURCES EXPANSION PROGRAM
A
A1
KEDD974
KEDD965
KERC976
KGRC010
KERC987
E ZONE EXPLORATION DRILL HOLES
KEDD988
MAIN ZONE RESOURCES INFILL PROGRAM
N
W
E
S
kilometers
0
0.5
1
LEGEND
Cumulative Grade-thickness in width (m) times grade (g/t) using intercepts +0.5 g/t, +5m
Drillhole 50 - 250
Drillhole 20 - 50
Drillhole 8 - 20
Assays pending
No significant intercepts
Labeled holes discussed in News Release
Resource Area
Mineralized Fault Structures
Esaase Concession
Previous Alluvial Mining

www.keeganresources.com

1

KEEGAN
RESOURCES INC.

ON THE ROAD TO PRODUCTION

ESAASE PROJECT: CROSS SECTION A-A'

A
A'
Main Zone
300
200
100
meters above
mean sea level
KEDD974
155m @ 0.64 g/t Au
View is to the NNE
LEGEND
Assays (g/t Au)
+5
1-5
0.5-1
0.3-0.5
50 meters

www.keeganresources.com
2

KEEGAN RESOURCES INC.
ON THE ROAD TO PRODUCTION

ESAASE PROJECT: CROSS SECTION B-B'

B
B'
Main Zone
D-1 (Abuabo) Zone
300
200
100
meters above
mean sea level
KEDD038
38m @ 1.79 g/t Au
View is to the NNE
LEGEND
Assays (g/t Au)
+5
1-5
0.5-1
0.3-0.5
50 meters

www.keeganresources.com